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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Katzman                           Chaim
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  1696 N.E. Miami Gardens Drive
--------------------------------------------------------------------------------
                                    (Street)

  North Miami Beach                 Florida              33179
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

  EQUITY ONE, INC. (NYSE:EQY)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

  March 11,2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

  February 18, 2003
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

       Chairman of the Board and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             1/2/03                   P        V            232   A      12.35    27,172,760(8)  D         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             1/2/03                   P        V             62   A      12.35    27,172,760(8)  I         (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             2/12/03                  P               1,036,650   A      13.50    27,172,760(8)  I         (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             2/12/03                  P               4,284,820   A      13.50    27,172,760(8)  I         (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             2/12/03                  A                   1,800   A               27,172,760(8)  D         (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             2/12/03                  A                 297,855   A               27,172,760(8)  I         (6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share             2/12/03                  A                  13,500   A               27,172,760(8)  I         (7)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                        Common
buy)         $13.25  7/26/02                                  12/31/02  7/25/12  Stock    170,000         600,000    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                        Common
buy)         $13.25  7/26/02                                  12/31/03  7/25/12  Stock    130,000         600,000    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                        Common
buy)         $13.19  1/2/03                                   12/31/03  1/2/13   Stock     40,000         600,000    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                        Common
buy)         $13.19  1/2/03                                   12/31/04  1/2/13   Stock    170,000         600,000    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                        Common
buy)         $13.19  1/2/03                                   12/31/05  1/2/13   Stock     90,000         600,000    D
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) Represents shares received pursuant to the issuer's Dividend Reinvestment and Stock Purchase Plan.

(2) Represents shares purchased by Chaim and Shulamit Katzman as custodian for their children. The shares were purchased pursuant to the issuer's Dividend Reinvestment and Stock Purchase Plan.

(3) Represents shares purchased by Silver Maple (2001) Inc. ("Silver Maple") in a private placement pursuant to a Common Stock Purchase Agreement dated October 28, 2002 among the issuer and the purchasers named therein (the "Stock Purchase Agreement"). The shares were purchased concurrently with the closing of the issuer's merger (the "Merger") with IRT Property Company ("IRT") on February 12, 2002. Silver Maple is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Katzman is the President and a director of Silver Maple.

(4) Represents shares purchased by MGN (America) Inc. ("MGN") in a private placement pursuant to the Stock Purchase Agreement. The shares were purchased concurrently with the closing of the Merger. MGN is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act. MGN is an indirect wholly owned subsidiary of Gazit-Globe (1982) Ltd. ("Gazit-Globe"). Mr. Katzman is the President and a director of MGN.

(5) Represents shares received by Mr. Katzman in the Merger in exchange for 2,000 shares of IRT common stock. Mr. Katzman received .90 shares of the issuer's common stock for each share of IRT common stock owned by him on that date. On the effective date of the Merger, the closing price of IRT's common stock was $12.17 per share, and the closing price of the issuer's common stock was $13.47 per share.

(6) Represents shares received by M.G.N. (USA), Inc. ("MGN (USA)") in the Merger in exchange for 330,951 shares of IRT common stock. M.G.N. (USA) received .90 shares of the issuer's common stock for each share of IRT common stock owned by it on that date. MGN (USA) is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act. On the effective date of the Merger, the closing price of IRT's common stock was $12.17 per share, and the closing price of the issuer's common stock was $13.47 per share.

(7) Represents shares received by Silver Maple in the Merger in exchange for 15,000 shares of IRT common stock. Silver Maple received .90 shares of the issuer's common stock for each share of IRT common stock owned by it on that date. On the effective date of the Merger, the closing price of IRT's common stock was $12.17 per share, and the closing price of the issuer's common stock was $13.47 per share.

(8) Represents (i) 5,386,856 shares of record held by Ficus Inc. ("Ficus"), which is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act. Ficus is a wholly-owned subsidiary of First Capital Realty Inc. ("First Capital"), a Ontario corporation and indirectly controlled by Gazit-Globe. Mr. Katzman is the President of Ficus and Chairman of the Board of First Capital and Gazit-Globe; (ii) 6,793,581 shares held of record held by Silver Maple. Silver Maple is a wholly-owned subsidiary of First Capital and is indirectly controlled by Gazit-Globe. Mr. Katzman is the President of Silver Maple and Chairman of the Board of First Capital and Gazit-Globe; (iii) 3,612,405 shares of record held by Gazit (1995), Inc., a wholly-owned subsidiary of MGN (USA); (iv) 5,088,361 shares held by MGN (USA), a wholly-owned subsidiary of Gazit-Globe; (v) 4,284,820 shares held of record by MGN, a wholly-owned subsidiary of MGN
     (USA); (vi) 1,155,465 shares held of record by Gazit-Globe, which is a member of a "group" with Mr. Katzman for purposes of Section 13(d) of the Exchange Act; (vii) Represents 65,450 shares held by Chaim and Shulamit Katzman as custodian for their daughters and (viii) 785,822 shares held directly by Mr. Katzman.



  /s/ Chaim Katzman                                          March 12, 2003
---------------------------------------------            -----------------------
      CHAIM KATZMAN                                            Date
    **Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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